UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 8-A/A
Amendment No. 1
to Form 8-A dated October 9, 2007
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
THERMADYNE HOLDINGS CORPORATION
(Exact name of Registrant as specified in its Charter )

Delaware (State of incorporation or organization)	74-2482571 (I.R.S. Employer Identification Number)

16052 Swingley Ridge Road, Suite 300 St. Louis, Missouri (Address of principal executive offices)	63017 (Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box  ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box  ☐
Securities Act registration statement file number to which this form relates:                       (if applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.01 per share.	The NASDAQ Stock Market LLC
Securities to be registered pursuant to Section 12(g) of the Act:  None

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered
General
     Thermadyne Holdings Corporation (the “Company”) is authorized by its Amended and Restated Certificate of Incorporation to issue an aggregate of 25,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. The following is a summary of certain of the rights and privileges pertaining to the Company’s common stock. For a full description of the Company’s capital stock, reference is made to the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which are on file with the Securities and Exchange Commission.
Common Stock
     Voting Rights. The holders of shares of common stock are entitled to one vote per share on all matters submitted for action by the stockholders. Holders of shares of common stock do not have cumulative voting rights.
     Dividend Rights. Subject to the prior rights and preferences, if any, applicable to shares of the Company’s preferred stock or any series thereof, holders of common stock are entitled to receive dividends when, as and if declared on the common stock by the board of directors at any time and from time to time, whether payable in cash, stock or otherwise, out of funds legally available for that purpose.
     Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of preferred stock, holders of shares of common stock are entitled to share equally, share for share, in the assets available for distribution. Holders of shares of common stock have no conversion, redemption or preemptive rights.
     Fully Paid and Non-Assessable. The issued and outstanding shares of common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares.
Potential Anti-takeover Effects of Certificate of Incorporation and Bylaws
     Some provisions of the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. The following is a summary of those provisions.
     Cumulative Voting. The Amended and Restated Certificate of Incorporation does not provide stockholders the right to cumulative voting in the election of directors. As a result, stockholders may not aggregate their votes for a single director.
     Special Meetings of Stockholders. The Amended and Restated Bylaws provide that, unless otherwise provided by Delaware law, a special meeting of stockholders may be called pursuant to a resolution of the board of directors, and that the board of directors has the sole right to determine the proper purpose or purposes of such meeting.
     Requirements for Advance Notification of Stockholder Nominations and Proposals. The Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. The Amended and Restated Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.
     Removal of Directors and Filling of Board Vacancies. The Amended and Restated Bylaws provide that directors may only be removed for “cause” upon the affirmative vote of a majority of the outstanding shares of each class of capital stock then entitled to vote at an election of directors at any properly noticed annual or special meeting of stockholders. As a result, a stockholder is precluded from removing incumbent directors without cause and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees. Newly created directorships resulting from any increase in the authorized number of directors and any board vacancies resulting from death, resignation, retirement, disqualification, removal or other termination may be filled by a majority of the directors then in office, though less than a quorum, or at any annual or special meeting of stockholders, upon the affirmative vote of a majority of the outstanding shares of each class of capital stock then entitled to vote at an election of directors.
     Undesignated Preferred Stock. The authorization in the Amended and Restated Certificate of Incorporation with respect to the issuance of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.
Item 2. Exhibits
     Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed, because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THERMADYNE HOLDINGS CORPORATION
/s/ Cary A. Levitt
Date: September 10, 2008	Cary A. Levitt
Vice President and General Counsel

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